Exhibit 99.1

BAYTEX TO PRESENT AT FIRSTENERGY SOCIETE GENERALE
EAST COAST ENERGY CONFERENCE

CALGARY, ALBERTA (March 6, 2013) - Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the FirstEnergy Societe Generale East Coast Energy Conference on Wednesday, March 13, 2013 at 3:50 pm EDT (1:50 pm MDT) in New York City, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://jetslides.tv/lobby/843

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca, or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521